UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 24, 2024, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) issued two press releases titled “Results of the Tender Offer” and “Completion of Tender Offer & Total Voting Rights”

The press releases are furnished herewith as Exhibits 99.1 and 99.2.

Exhibits

99.1	Press Release of PureTech Health plc, dated June 24, 2024, titled “Results of the Tender Offer”

99.2	Press Release of PureTech Health plc, dated June 24, 2024, titled “Completion of Tender Offer & Total Voting Rights”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: June 24, 2024	By:	/s/ Bharatt Chowrira
	Name:	Bharatt Chowrira
	Title:	Chief Executive Officer